SE [barcode] N

19008797

Amended A ... REPORT

FORM X-17A-5/A
PART III

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SEC FILE NUMBER
8- 48995

FACING PAGE
Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 01/01/2018 (MM/DD/YY) AND ENDING 12/31/2018 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: THE LOGAN GROUP SECURITIES

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

2150 DOUGLAS BLVD, SUITE 240
(No. and Street)

ROSEVILLE (City) CA (State) 95661 (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT
KEVIN LOGAN 916-791-3200
(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

HANSEN & COMPANY
(Name – *if individual, state last, first, middle name*)

22320 FOOTHILL BLVD, SUITE 430 (Address) HAYWARD (City) CA (State) 94541 (Zip Code)

SEC Mail Processing
MAR 04 2019
Washington, DC

CHECK ONE:

- [X] Certified Public Accountant
- [ ] Public Accountant
- [ ] Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

SEC 1410 (06-02)

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

RMS

OATH OR AFFIRMATION

I, KEVIN LOGAN, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of THE LOGAN GROUP SECURITIES, as of DECEMBER 31, 20 18, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

Signature

PROPRIETOR

Title

SEE ATTACHED
CALIFORNIA ALL-PURPOSE ACKNOWLEDGMENT

Notary Public

This report ** contains (check all applicable boxes):

- [X] (a) Facing Page.
- [X] (b) Statement of Financial Condition.
- [X] (c) Statement of Income (Loss).
- [X] (d) Statement of Changes in Financial Condition. (STATEMENT OF CASH FLOWS)
- [X] (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- [ ] (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- [X] (g) Computation of Net Capital.
- [ ] (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- [ ] (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- [ ] (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- [ ] (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- [X] (l) An Oath or Affirmation.
- [ ] (m) A copy of the SIPC Supplemental Report.
- [ ] (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

CALIFORNIA ALL- PURPOSE CERTIFICATE OF ACKNOWLEDGMENT

A notary public or other officer completing this certificate verifies only the identity of the individual who signed the document to which this certificate is attached, and not the truthfulness, accuracy, or validity of that document.

State of California }

County of Placer }

On February 26, 2019 before me, Kim Bower, Notary Public
(Here insert name and title of the officer)

personally appeared Kevin Logan,
who proved to me on the basis of satisfactory evidence to be the person(s) whose name(s) is/are subscribed to the within instrument and acknowledged to me that he/she/they executed the same in his/her/their authorized capacity(ies), and that by his/her/their signature(s) on the instrument the person(s), or the entity upon behalf of which the person(s) acted, executed the instrument.

I certify under PENALTY OF PERJURY under the laws of the State of California that the foregoing paragraph is true and correct.

WITNESS my hand and official seal.

KIM BOWER
COMM. # 2240451
NOTARY PUBLIC - CALIFORNIA
PLACER COUNTY
COMM. EXPIRES MAY 23, 2022

Kim Bower
Notary Public Signature (Notary Public Seal)

ADDITIONAL OPTIONAL INFORMATION

DESCRIPTION OF THE ATTACHED DOCUMENT

____
(Title or description of attached document)

____
(Title or description of attached document continued)

Number of Pages _____ Document Date__________

CAPACITY CLAIMED BY THE SIGNER

- ☐ Individual (s)
- ☐ Corporate Officer

  ____
  (Title)
- ☐ Partner(s)
- ☐ Attorney-in-Fact
- ☐ Trustee(s)
- ☐ Other ______________

INSTRUCTIONS FOR COMPLETING THIS FORM

This form complies with current California statutes regarding notary wording and, if needed, should be completed and attached to the document. Acknowledgments from other states may be completed for documents being sent to that state so long as the wording does not require the California notary to violate California notary law.

- State and County information must be the State and County where the document signer(s) personally appeared before the notary public for acknowledgment.
- Date of notarization must be the date that the signer(s) personally appeared which must also be the same date the acknowledgment is completed.
- The notary public must print his or her name as it appears within his or her commission followed by a comma and then your title (notary public).
- Print the name(s) of document signer(s) who personally appear at the time of notarization.
- Indicate the correct singular or plural forms by crossing off incorrect forms (i.e. he/she/they, is /are) or circling the correct forms. Failure to correctly indicate this information may lead to rejection of document recording.
- The notary seal impression must be clear and photographically reproducible. Impression must not cover text or lines. If seal impression smudges, re-seal if a sufficient area permits, otherwise complete a different acknowledgment form.
- Signature of the notary public must match the signature on file with the office of the county clerk.
  - Additional information is not required but could help to ensure this acknowledgment is not misused or attached to a different document.
  - Indicate title or type of attached document, number of pages and date.
  - Indicate the capacity claimed by the signer. If the claimed capacity is a corporate officer, indicate the title (i.e. CEO, CFO, Secretary).
- Securely attach this document to the signed document with a staple.

THE LOGAN GROUP SECURITIES

(A SOLE PROPRIETORSHIP)

FINANCIAL STATEMENTS

YEAR ENDED DECEMBER 31, 2018

THE LOGAN GROUP SECURITIES

Table of Contents

HANSEN & COMPANY
CERTIFIED PUBLIC ACCOUNTANTS
22320 FOOTHILL BLVD., SUITE 430
HAYWARD, CALIFORNIA 94541-2744

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Proprietor of The Logan Group Securities

Opinion on the Financial Statements

We have audited the accompanying statement of financial condition of The Logan Group Securities as of December 31, 2018, the related statements of income and proprietor's equity, and cash flows for the year then ended, and the related notes (collectively referred to as the "financial statements"). In our opinion, the financial statements present fairly, in all material respects, the financial position of The Logan Group Securities as of December 31, 2018, and the results of its operations and its cash flows for the year then ended in conformity with accounting principles generally accepted in the United States of America.

Basis for Opinion

These financial statements are the responsibility of The Logan Group Securities' management. Our responsibility is to express an opinion on The Logan Group Securities' financial statements based on our audit. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) (PCAOB) and are required to be independent with respect to The Logan Group Securities in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audit in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement, whether due to error or fraud. Our audit included performing procedures to assess the risks of material misstatement of the financial statements, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the financial statements. Our audit also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the financial statements. We believe that our audit provides a reasonable basis for our opinion.

Auditor's Report on Supplemental Information

The Schedule I-Computation of Net Capital and Schedule II-Computation of Net Capital Requirement (Part A) and Aggregate Indebtedness have been subjected to audit procedures performed in conjunction with the audit of The Logan Group Securities' financial statements. The supplemental information is the responsibility of The Logan Group Securities' management. Our audit procedures included determining whether the supplemental information reconciles to the financial statements or the underlying accounting and other records, as applicable, and performing procedures to test the completeness and accuracy of the information presented in the supplemental information. In forming our opinion on the supplemental information, we evaluated whether the supplemental information, including its form and content, is presented in conformity with 17 C.F.R. §240.17a-5. In our opinion, the Schedule I-Computation of Net Capital and Schedule II-Computation of Net Capital Requirement (Part A) and Aggregate Indebtedness are fairly stated, in all material respects, in relation to the financial statements as a whole.

Hansen & Company

We have served as The Logan Group Securities' auditor since 2015.

Hayward, California

February 25, 2019

THE LOGAN GROUP SECURITIES
STATEMENT OF FINANCIAL CONDITION
December 31, 2018

ASSETS

Current Assets	
Cash and cash equivalents	$ 11,390
Commissions Receivable	7,837
Prepaid expenses	556
Investments	10,839
Total Current Assets	$ 30,622
Proprietor's Equity	$ 30,622

See accompanying notes

THE LOGAN GROUP SECURITIES
STATEMENT OF INCOME AND PROPRIETOR'S EQUITY
FOR THE YEAR ENDED DECEMBER 31, 2018

Commission and trail fees revenue	$ 539,162
Expenses	
Licenses, regulatory fees and dues	3,745
Insurance	2,336
Office Supplies	300
Accounting and auditing fees	4,200
Administrative support	4,800
Telephone Expense	1,200
Conference Room Rental	3,600
File Storage Rental	1,200
Bank charges	163
Total Expenses	21,544
Net income from operations	517,618
Other income (loss)	
Money market Dividend	$ 85
Investment income (loss)	(376)
Net other income (loss)	(291)
Net Income	517,327
Proprietor's equity, December 31, 2017	39,501
Proprietor's withdrawals	(526,206)
Proprietor's equity, December 31, 2018	$ 30,622

See accompanying notes

THE LOGAN GROUP SECURITIES
STATEMENT OF CASH FLOWS
FOR THE YEAR ENDED DECEMBER 31, 2018

CASH FLOWS FROM OPERATING ACTIVITIES	
Net income	$ 517,327
Adjustments to reconcile net income to net cash provided by operating activities:	
(Increase) decrease in assets	
Commissions receivable	4,770
Prepaid expenses	840
Net cash provided by operating activities	522,937
CASH FLOWS FROM INVESTING ACTIVITIES	
Decrease in investments	376
Net cash used in investing activities	376
CASH FLOWS FROM FINANCING ACTIVITIES	
Proprietor's withdrawals	(526,206)
Net cash used in financing activities	(526,206)
NET DECREASE IN CASH AND CASH EQUIVALENTS	(2,893)
CASH AND CASH EQUIVALENTS, BEGINNING OF YEAR	14,283
CASH AND CASH EQUIVALENTS, END OF YEAR	$ 11,390
SUPPLEMENTAL DISCLOSURES	
Cash paid for interest	$ -
Cash paid for taxes	$ -

See accompanying notes

THE LOGAN GROUP SECURITIES
Notes to the Financial Statements
Year Ended December 31, 2018

1. NATURE OF ACTIVITES

The Logan Group Securities (the "Company") is engaged in the sale of variable annuities and mutual funds to individuals, organizations and businesses in California and Colorado. Commissions are paid by the issuing companies to Logan Group Securities. The Company's operations are conducted from the same offices as another entity owned by the owner of the Company. The related proprietorship incurs the burden of substantially all common and administrative expenses, including salaries. The financial position, results of operations and cash flow of the Company differ from those that would have been achieved had the Company operated autonomously.

2. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Basis of Presentation: - the accompanying financial statements have been prepared on the accrual basis of accounting in accordance with accounting principles generally accepted in the United States of America.

Revenue Recognition: - the Company's revenues consist of commissions generated for the sale of annuities and mutual funds and trail fees. The Company recognizes revenue when persuasive evidence of an arrangement exists, delivery has occurred, the fee is fixed and determinable and collection of the fee is probable. Generally, these conditions are met, and thus, revenue is recognized, at the time of sale of an investment to the customer.

Use of Estimates – Preparation of the financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities, disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenue and expenses during the reporting period. Actual results could differ from those estimates.

Cash and Cash Equivalents – The Company considers all highly liquid investments with original maturities of three months or less to be cash equivalents.

Investments and investment income - Investments are comprised of investments in equity securities mutual funds, which are stated at fair value. Fair value is the price that would be received to sell an asset in an orderly transaction between market participants at the measurement date. Investment income includes realized and unrealized gains and losses.

Income Taxes – As the Company is a proprietorship, no provision has been made for federal or state income taxes. The tax liability, if any, is that of the sole proprietor.

3. NET CAPITAL REQUIREMENT

Pursuant to the net capital provision of Rule 15c3-1 of the Securities and Exchange Act of 1934, the Company is required to maintain net capital of not less than $5,000. As of December 31, 2018, the Company's net capital, as calculated and disclosed in the Financial and Operational Combined Uniform Single Report was $28,874.

4. RELATED PARTY TRANSACTIONS

The Company has entered into an agreement with a related entity which is owned by the owner of the Company, whereby the Company pays for administrative support and to rent storage space on a monthly basis. During 2018, the Company paid $11,100 to the related entity for these services.

5. SUBSEQUENT EVENTS

Management has evaluated subsequent events through February 25, 2019, the date the financial statements were available to be issued.

6. SUPPLEMENTARY SCHEDULES

The Securities and Exchange Commission requires the inclusion of certain supplementary schedules with the financial statements of a broker-dealer if the broker-dealer retains customer funds or securities. Logan Group Securities does not retain customer funds or securities. The following schedules are inapplicable that thus have not been prepared:

- Computation for Determination of Reserve Requirements pursuant to Rule 15c3-3
- Information Relating to the Possession or Control Requirements pursuant to Rule 15c3-3
- A Reconciliation pursuant to Rule 17a-5(d)(4)

SUPPLEMENTAL INFORMATION

Schedule I

FINANCIAL AND OPERATIONAL COMBINED UNIFORM SINGLE REPORT
PART IIA

BROKER OR DEALER THE LOGAN GROUP SECURITIES as of 12/31/2018

COMPUTATION OF NET CAPITAL

1. Total ownership equity from Statement of Financial Condition			$ 30,622	3480
2. Deduct ownership equity not allowable for Net Capital			( )	3490
3. Total ownership equity qualified for Net Capital			30,622	3500
4. Add:				
A. Liabilities subordinated to claims of general creditors allowable in computation of net capital				3520
B. Other (deductions) or allowable credits (List)				3525
5. Total capital and allowable subordinated liabilities			$ 30,622	3530
6. Deductions and/or charges:				
A. Total non-allowable assets from Statement of Financial Condition (Notes B and C)	$ 556	3540		
B. Secured demand note delinquency		3590		
C. Commodity futures contracts and spot commodities – proprietary capital charges		3600		
D. Other deductions and/or charges		3610	(556)	3620
7. Other additions and/or allowable credits (List)				3630
8. Net capital before haircuts on securities positions			$ 30,066	3640
9. Haircuts on securities (computed, where applicable, pursuant to 15c3-1(f)):				
A. Contractual securities commitments	$	3660		
B. Subordinated securities borrowings		3670		
C. Trading and investment securities:				
1. Exempted securities		3735		
2. Debt securities		3733		
3. Options		3730		
4. Other securities	1742	3734		
D. Undue Concentration		3650		
E. Other (List)		3736	(1742)	3740
10. Net Capital			$ 28,324	3750

OMIT PENNIES

NO CHANGE TO PREVIOUSLY AMENDED FOCUS

See accompanying notes

Schedule II

FINANCIAL AND OPERATIONAL COMBINED UNIFORM SINGLE REPORT
PART IIA

BROKER OR DEALER THE LOGAN GROUP SECURITIES as of 12/31/2018

COMPUTATION OF NET CAPITAL REQUIREMENT

Part A

11. Minimum net capital required (6⅔% of line 19)	$		3756
12. Minimum dollar net capital requirement of reporting broker or dealer and minimum net capital requirement of subsidiaries computed in accordance with Note (A)	$	5000	3758
13. Net capital requirement (greater of line 11 or 12)	$	5000	3760
14. Excess net capital (line 10 less 13)	$	23,324	3770
15. Excess net capital at 1000% (line 10 less 10% of line 19)	$	28,324	3780

COMPUTATION OF AGGREGATE INDEBTEDNESS

16. Total A.I. liabilities from Statement of Financial Condition			$		3790
17. Add:					
A. Drafts for immediate credit	$	3800			
B. Market value of securities borrowed for which no equivalent value is paid or credited	$	3810			
C. Other unrecorded amounts (List)	$	3820	$		3830
18. Total aggregate indebtedness			$		3840
19. Percentage of aggregate indebtedness to net capital (line 18 ÷ by line 10)			%	0	3850
20. Percentage of debt to debt-equity total computed in accordance with Rule 15c3-1(d)			%	0	3860

COMPUTATION OF ALTERNATE NET CAPITAL REQUIREMENT

Part B

21. 2% of combined aggregate debit items as shown in Formula for Reserve Requirements pursuant to Rule 15c3-3 prepared as of the date of the net capital computation including both brokers or dealers and consolidated subsidiaries' debits	$		3970
22. Minimum dollar net capital requirement of reporting broker or dealer and minimum net capital requirement of subsidiaries computed in accordance with Note (A)	$		3880
23. Net capital requirement (greater of line 21 or 22)	$		3760
24. Excess capital (line 10 less 23)	$		3910
25. Net capital in excess of the greater of:			
A. 5% of combined aggregate debit items or $120,000	$		3920

NOTES:

(A) The minimum net capital requirement should be computed by adding the minimum dollar net capital requirement of the reporting broker dealer and, for each subsidiary to be consolidated, the greater of:
1. Minimum dollar net capital requirement, or
2. 6⅔% of aggregate indebtedness or 4% of aggregate debits if alternative method is used.

(B) Do not deduct the value of securities borrowed under subordination agreements or secured demand note covered by subordination agreements not in satisfactory form and the market values of memberships in exchanges contributed for use of company (contra to item 1740) and partners' securities which were included in non-allowable assets.

(C) For reports filed pursuant to paragraph (d) of Rule 17a-5, respondent should provide a list of material non-allowable assets.

NO CHANGE TO PREVIOUSLY AMENDED FOCUS

HANSEN & COMPANY
CERTIFIED PUBLIC ACCOUNTANTS
22320 FOOTHILL BLVD., SUITE 430
HAYWARD, CALIFORNIA 94541-2744

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Proprietor of The Logan Group Securities

We have reviewed management's statements, included in the accompanying Exemption Report, in which (1) The Logan Group Securities identified the following provisions of 17 C.F.R. §15c3-3(k) under which The Logan Group Securities claimed an exemption from 17 C.F.R. §240.15c3-3: (2) (i) (exemption provisions) and (2) The Logan Group Securities stated that The Logan Group Securities met the identified exemption provisions throughout the most recent fiscal year without exception. The Logan Group Securities' management is responsible for compliance with the exemption provisions and its statements.

Our review was conducted in accordance with the standards of the Public Company Accounting Oversight Board (United States) and, accordingly, included inquiries and other required procedures to obtain evidence about The Logan Group Securities' compliance with the exemption provisions. A review is substantially less in scope than an examination, the objective of which is the expression of an opinion on management's statements. Accordingly, we do not express such an opinion.

Based on our review, we are not aware of any material modifications that should be made to management's statements referred to above for them to be fairly stated, in all material respects, based on the provisions set forth in paragraph (k)(2)(i) of Rule 15c3-3 under the Securities Exchange Act of 1934.

Hansen & Company

Hayward, California

February 25, 2019

THE LOGAN GROUP SECURITIES

February 25, 2019

Securities and Exchange Commission
Registration Branch
Mail Stop 8031
100 F ST NE
Washington, DC 20549

To whom it may concern,

The Logan Group Securities (LGS) is a limited broker-dealer, offering mutual funds and variable products. LGS does not directly handle customer funds or securities or any other duties associated with a clearing broker-dealer. LGS is registered with the U.S. Securities and Exchange Commission (SEC.).

In accordance with Rule 17a-5 of §240 of the Securities and Exchange Act of 1934, LGS performs an annual audit and files a "Report pursuant to rule 17a-5 under the Securities Exchange Act of 1934" with the SEC. In the report, LGS claims exemption to Rule 15c3-3 based on exemption k (2)(i), which is noted below.

(k) *Exemptions.*
(2) The provisions of this section shall not be applicable to a broker or dealer:
(i) Who, carries no margin accounts, promptly transmits all customer funds and delivers all securities received in connection with his activities as a broker or dealer, does not otherwise hold funds or securities *for*, or owe money or securities *to*, customers and effectuates all financial transactions between the broker or dealer and his customers through one or more bank accounts each to be designated as "Special Account for the Exclusive Benefit of Customers of LGS".

The nature of the business of LGS qualifies the firm for this exemption. Further, management has evaluated transactions executed for the year and has verified that no customer funds have been received or distributed for securities transactions or for customer accounts; and LGS does not maintain customer accounts. Therefore, LGS has met the identified exemption provisions throughout the recent fiscal year without exception.

Sincerely,

Kevin Logan
Sole Proprietor

Broker/Dealer • Member FINRA & SIPC • Registered Investment Advisor
2150 Douglas Blvd, Suite 240, Roseville, CA 95661
(916) 791-3200 Fax: (916) 791-6555 (800) 684-4730